Filed Pursuant To Rule 433

Registration No 333-286293

August 25, 2025

HOST, STEADY WEALTH PODCAST, SERGE BERGER: We actually met, um, I'm gonna say a couple months ago at a conference. And I just right away wanted to see if you, uh, might be able to, uh, talk to us with your insight. So, so I it's great to make this happen here. Um, let's just talk a little bit about your background 'cause obviously the, the world of crypto is still relatively new as an asset class. Yeah. Uh, give us a little bit of sort of feedback or, or just information on kind of how you got into the space. Everyone's got a bit of a different story, and, uh, and how you're finding it now.

DIRECTOR, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Yeah. Well, first of all, thanks so much for having me. I'm, I'm very, uh, excited to be here today. So I guess I'll give you a little bit of my crypto journey, as we love to call it, at Grayscale. I was working for a traditional finance ETF issuer around 2016, 2017, and Bitcoin was having one of those moments where it was starting to get a lot of attention. And just working on the desk, hearing my colleagues talking about it, I wanted to be able to honestly hang with the conversation. So I started doing a bit of my own research just for fun. I figured out one Saturday, I remember, how to open a Coinbase wallet, and I didn't wanna seem like I had just jumped on the bandwagon though. So I, I continued my journey. I got into Ethereum, which at the time seemed super edgy. Now it's very mainstream. Uh, and one thing led to another. Eventually I took a course on the economics of blockchain, and that's when I really became a true believer. I realized something here is gonna stick, this is gonna define how we live our lives in the coming decades. So I had been on this kind of crypto exploration. I was working for this traditional finance ETF issue where I was focusing on fixed income, but there's a lot of really cool, uh, management strategies for fixed income products that I thought could be applied to a crypto product if it were able to be accessible as an ETF. And lo and behold, Grayscale had actually been working on building a Bitcoin ETF for about 10 years, going as far back as 2013. So I got a call from the team at Grayscale. They asked if I'd be interested in helping to build out their capital markets team, and the rest is history.

BERGER: And, and so how do you, how do you find this, this world of, of crypto, you know, compared to tradfi and I should Yeah. You know, tradfi stands for traditional finance for people that might be new to this.

LYNCH: Yeah. It's surprisingly similar. And that's one of the things that's been the biggest, uh, shock and comfort to me moving to Grayscale. So, as I said, I worked for fixed income products, which a lot of people are gonna think are so boring in vanilla, you know, but I talked to the same institutional counterparts that I talked to when I was in my fixed income seat as I do now in my crypto seat. We are constantly using traditional finance concepts to try to figure out how to bring these exposures to market in regulated vehicles. And there are so many rules and regulations and management techniques that I learned about in my prior seats that I am now studying in even more depth in order to figure out how they can be adapted to bring crypto to market in these vehicles.

BERGER: Yep. Interesting. And I remember, you know, great, when I first started dabbling in, in, in, in, in Bitcoin specifically, it was, uh, it was one of you guys' ETFs I guess it was. And, and, and I know you have ETFs now. Yeah. But you guys really were at, at sort of the, the pioneers of, of, of all of this. And, and, uh, and I guess in many ways, probably still are, um. How do you see, what are you seeing from an, from an adoption perspective, maybe we start that way. There's obviously the, the, the retail investor, and we'll talk about portfolios and things in a bit, but what do you see from an adoption perspective on the institutional side and then also on the retail side. Because obviously those are two different, very different sorts of avenues.

LYNCH: Yeah. So I think the Bitcoin ETPs, which came to market in January of 2024, have opened so many doors for so many different investor types. We really found before the Bitcoin ETPs were available, there was a barbell of investors that were in the crypto space. And it was largely self-directed retail who were doing what I described, you know, working in a Coinbase account. And then there were these very sophisticated hedge funds who had also found ways to invest in crypto. The Bitcoin ETPs have really helped to kind of bridge the gap in between the two. And one of the reasons for that is because as we evolve to a state where more people are comfortable with the asset class, there are still, you know, there's still frictions, there's still reasons why people need to get comfortable, they might not have the infrastructure, their mandate might not allow them to directly invest in spot. And so they're able to use the ETP as a way to get the exposure, but still comply with their mandates. And so because of that, we've seen a huge uptick in this kind of middle of the road, who's investing in it and who's able to invest in it. Most recently, we've seen a lot of interest from platforms and banks who are, I would say surprisingly, they were kind of the slowest to catch on. But they're really taking notice now. And we've had a number of really positive conversations with diligence teams, with advisors who are trying to figure out how to get their clients this exposure. And I think that's gonna drive another wave of investment.

BERGER: It's really interesting. You know, I just, I literally just had a conversation. I'm gonna say this might have been Monday or something, whenever it was a couple days ago. And, um, the conversation was around actually investing in, let's say Bitcoin itself.

LYNCH: Yeah.

BERGER: Or with an ETF. And one of the observations that, uh, I was, uh, being told is that there, they were seeing some reasons of for, for, for people to switch out of their actual Bitcoin holdings on, on one of those, you know, Bitcoin, uh, exchanges or, or brokers. And then actually switching to an ETF. I don't know to what extent that's a trend, but I, I, I'll tell you my, me personally, I thought about it. I owned some Bitcoin. Yeah. I bought it like during the pandemic, get out of boredom, mostly. I'm glad I did. But, um, but now as I understand it more, you know, I get it. And, and I think, I do think about the, the custody aspect and sort of the. That is, is there any merit to that trend wise and, 'cause I think some people do, there's a lot of people wondering that if I look at our client base, like they don't, they don't really want to buy, you know, open up a wallet or something. They'd rather just buy an ETF for other reasons. But maybe let's address that a little bit. 'cause I think that's a big topic of discussion

LYNCH: For sure. It's definitely something we get questions about all the time. And I, myself, as someone who have held Bitcoin in both the ETP format and the spot format, have gravitated to the ETP format for the reason that I feel it's more secure. So with these ETPs, you can really lean on the institutions that are managing them to get institutional grade custody, get insurance, get better trading by the execution, uh, to transition cash into crypto. Like when I have my own investment that I'm trying to manage on my own, I'm paying much higher execution costs than I'm going to pay if I'm buying an ETF, which trades at a penny widespread. Uh, in addition to that, I, I wanna be able to see all my investments in one place. I don't wanna have to manage a wallet where, you know, I hope it doesn't get hacked. I don't think it'll get hacked. But you hear these stories all the time, right. So if I can delegate that out to an institution that can do this professionally, that's very appealing to me. And it is something that we've heard a lot of clients asking for.

BERGER: Yeah. No, I tell you, I I really, I, I ever since about a week ago, so I, I've been thinking about this and, um, and, uh, they're valid points, you know. In fact, there's, you know, a good part of our audience, uh, and our clients are kind of, you know, asking themselves, you know, should I even bother, you know, at all opening up a, you know, again, let's say Coinbase account. There's nothing against Coinbase or anything like that. It's just a conversation per, uh, uh, uh, sort of aspect as opposed to having it all as you say. And what we're all kind of used to, we've done this for long in a few years. In our x, y, z broker account, right?

LYNCH: Yes, exactly.

BERGER: So I, I think that, you know, it's a legitimate observation. Whereas if you're a crypto native only person, typically very young people, they may not care, right. Because that's all they have.

LYNCH: Yeah. It's certainly not a knock on having spot exposure. Like I said, I have both. I think that we also see institutional counterparts and, and hedge fund type investors who are interested in holding their, their crypto through both vehicles. So some who have massive spot holdings are interested in maintaining some in spot and moving some into the ETP, just so they can diversify how they hold it. So there's no right or wrong way to do it, but it's easier and more palatable for many to approach it via the ETP, especially thinking about someone who's new to the space. Like, like I said, I took a Saturday to figure out how to open the wallet, and it's not like it's that hard, but it takes me like 10 minutes to trade on my Fidelity account. So, or you know, in my TD Schwab account, it's not hard. So, um, I think that that is something that makes it way more approachable for many.

BERGER: Yeah, no, it's super, it's super important. And, and I'll tell you out of the conversations we're getting out of the questions we're getting from our, our clients, that is a big question. That is a, that is probably the most frequent question outside of like, you know, what is this stuff, you know, Bitcoin and so and so forth. And that's a very important question too. But, you know, I think, I think that's probably a good sort of starting point to talk a little bit more about how this kind of fits into a portfolio. Which is, which is really kind of a parallel conversation to have to all this. Um, I should quickly mention that anything we talk about here today obviously is purely educational. We're not giving any advice. This is just, you know, uh, to professionals kind of, you know, discussing what, what we're seeing and some thoughts. Um, I think it was, I'm gonna say it was, uh, one of the large financial institutions that came out recently and actually discussed for the first time what they thought was an appropriate percentage allocation to crypto. And without naming the firm, I thought they said somewhere between 3 and 5%. And this is not meant to be, again, not advice, just what we're hearing. Um, so if you take that as a baseline, um, just as a thought . Um, how do you, how do you kind of square that in terms of fitting it into, you know, where do you kind of take out exposure of something else? Because that's something that people ask themselves and there's ways of return stacking these things, which is another conversation. But where do you, if you look at your clients, do you have any insight as to where they're taking exposure out of? Is it on the fixed income? You know, is it a cash? Is it, where are they making room?

LYNCH: Yeah. Yeah. So I think our stance on this is there's no right or wrong allocation. It's so specific to the individual investor and where they are on their journey. And so there's no like percentage recommendation that we would give. And again, it's gonna be highly customized where you take it out of your portfolio. But I think some of the things I'm hearing in market, just as an anecdotal example, I spoke on a panel last week in Chicago where I was on an alternatives panel representing Bitcoin. Some people view it in different ways, but I think just getting some exposure now is, you know, that's new. And so we're figuring out for everyone how they feel it best fits into their portfolio. I will say there's now, in recent days, not only pure spot Bitcoin exposure, but there's also some ways to kind of ease into it. So if you're thinking about getting into a Bitcoin allocation, but you're still not quite ready to go full spot, you could buy something that invested Bitcoin miners as an example, or Bitcoin on balance sheet. And Grayscale actually has products that up, uh, supply exposure to both. We also have a Bitcoin covered call product and a Bitcoin premium income product for those who are looking for yield and again, want Bitcoin exposure. But maybe don't wanna jump into GBTC or don't wanna jump into BTC, our, our spot products.

BERGER: I'm gonna just quickly bring this up here. Um, this is the Grayscale website, and I should also mention no one's paying anyone anything here. I'm not paying Chris, she's not paying me for this. This is just educational. Uh, but if you guys wanna go check it out, it's grayscale.com. Um, and I'm, I'm not gonna sure actually where to toggle to this, but, uh, this is just the, the, the, the, the part of the, of their educational, uh, offering where you can also read.

LYNCH: Yep. Yeah. So in addition to those products, I mentioned, of course there is token beyond Bitcoin, there is more to crypto than just Bitcoin and Grayscale is trying to help organize that. So the crypto sectors are something that we came out with in partnership with FSE Russell to organize the crypto landscape and come up with a taxonomy, if you will, to help investors digest which tokens really fall into which categories. And we're very focused on providing education, helping to break down this landscape. And the crypto sectors are an example of how we try to do that. We also think that with all these tokens out there right now, there is sometimes, uh, analysis paralysis for investors who want to go beyond Bitcoin but don't necessarily know where to go next. And for that, we're working on multi token, uh, ETPs, which we hope to be able to bring to market in the near future.

BERGER: So, uh, just to kind of clarify this for people, so that means you guys are working on some products that has more than just, let's say, Bitcoin and it'll have other crypto in it.

LYNCH: Yep. Yes, we have a fund that's similar to how GBTC came to market. It's, it's in, it's, uh, I would say it's on its journey, its own journey to become an ETP. Right now, it currently exists as a public quotation ticker, GDLC, but it invests in the five largest, uh, by market capitalization tokens, aside from memecoins.

BERGER: Yep. Interesting. I think that's, you know, when I look at this from a portfolio perspective, again, it, there's no right, right or wrong answer. I just think one has to take the volatility into consideration, which, which, you know is, is it has come down. And Bitcoin, I think we're looking at like a 40 while at the moment, uh, don't quote me on this, but it's come down, you know, equities have evolved too. So, it's, it's, it's a volatility question. Personally, my, my own take. Um, but I, I will say, just from my perspective, so people have a bit of an idea, I, I tend to see people, um, take, take part of their commodity and equity exposure. And replace, I mean, I'm talking about a few percent here. It's nothing crazy and uh, replace that, uh, uh, take it out of there as opposed to taking out of fixed income.

LYNCH: Yeah. And of course that can make sense. It depends on your own breakdown of your portfolio, where you're most comfortable moving things around, but certainly makes sense. And Bitcoin is categorized as a commodity, so I totally see how that could align too.

BERGER: Yep. Totally. So in terms of taking the plunge, let's talk about that a little bit. 'cause we talked, yeah, we touched on it before. A lot of people, uh, at least an our, uh, on our sort of, uh, our listeners, they tend to like to take that plunge through, uh, you know, sort of a regular normal broker account, uh, as opposed to a pure crypto sort of oriented firm. Um, when it comes to taking the plunge and, and actually, uh, let's say buying an ETF that has some exposure.

LYNCH: Yep.

BERGER: How, how, what do you see people doing? Do you see, do you see them like automatically going in and building a full on exposure? Or do they dabble first because it is a new asset class for a lot of people that are as you're starting with this?

LYNCH: Yeah. So taking the diligence process that we've been working with various platforms as an example, a lot of these conversations have been going on for six to nine months. So it really is this slow burn of helping with education before investors necessarily get comfortable. And, and even when these products first came to market in January of 2024, there was tremendous demand for them. But we found that a lot of our partners were kind of trickling into their exposure. They wanted to test the pipes, they wanted to make sure everything was working. And as they got more confident, then we started to see the ball keep rolling. And I think that that's a good analog for how a lot of investors approach this, where it is new. You wanna get comfortable with a small investment before you know, you, you sell the farm and, and put it all into this. So I think we're gonna continue to see adoption because people continue to get comfortable, they continue to, uh, seek more education on it. And it is something that there is much more dialogue about.

BERGER: Here's another question I literally just got back from, from, from a meeting with, with where this came up. Um, and that is sort of the, the, the attitude towards this asset class of, of sort of, let's say, you know, baby boomers and maybe a generation or two below, younger, and then basically, let's say, you know, 22 and up 22 to, to 40, whatever. I'm not sure I'm leaving something out there in the middle, but when, when I look at the, the gen, the, the sort of 50 and up generations. And this was the meeting I had when they, they would fall into that category, it was very much like, I don't understand it. I might be missing something, but I don't wanna do something, something I don't understand, which is fully, because I actually agree. Like you want, you want that least basic hundred percent.

BERGER: One, one thing I keep bringing up is, you know, there's always the argument that they bring up as like, oh, this intrinsic value, all that kind of stuff. But I look at the younger generation, and if there's one thing that's very clear to me, and I'm talking when I say younger, in this case, I mean, let's say 20s, 30s, maybe into somewhere in the mid forties or or or late forties. Um, for a lot of them, the digital asset is, is equal to a physical asset, right? Um, in terms of their thought process. But to someone, you know, 40, 50 plus and up there is a difference. Um, and so I wonder, like one, one argument I always bring up when someone says, there's no intrinsic value for this, uh, I say, you know what? And, and I, I, I can't agree or disagree with that necessarily. I say, you know what, there's a, an entire set of generations out there. That make no distinguishment

BERGER: They're so digital, right? Everything digital. And so to them, this is the same thing as buying a physical bar of gold. Do you see a different behavior on sort of the younger generations versus the oldest older ones?

LYNCH: Yeah. So Grayscale actually did a study pre-election to try to understand who cares about crypto the most, who is invested in crypto the most. And one stat that has stuck with me ever since is that a lot of the younger generations, gen Z and younger, have had their first investment experience with crypto, not with a stock, not with a bond. And for someone old, that was mind blowing to me. And it was kind of a wake up call for me to realize the younger generation is more comfortable with this than they are with trading a mega cap stock. And you know, of course the older generation not having as much familiarity with this kind of takes the opposite approach. So I, I do think the direction of travel, as the younger generation gets older, they're going to continue to push this type of mindset forward as they simply continue to evolve it and get older. Uh, so I think it's important, like you said, some of your older clients who are taking note of the fact that they want to get in, they wanna get, uh, educated on it, they wanna understand what it is, they wanna know what this younger generation wants. And then of course, there's also simply the fact that as the younger generation becomes clients of advisors and this is what they know and want, then there's going to be a need to be able to speak their own language.

BERGER: Yeah. Very much so. And it's just different behavior. I, I remember reading something on an airplane a, I don't know, a few months ago, and, and it was exactly, it was this guy just contingency argued that the younger generations does, as I said before, just doesn't make much of distinguishment. And it's empirically we see this, right? You look at a, you know, child, let's say, I don't know, whatever, seven, eight years old, and you know, they might, they might, might, you could physically give them like a Barbie doll or something or buy some sort of a skin on Roblox. And to that person it's that it's no different. They're just as happy. They see no difference.

LYNCH: Yeah, exactly. And we see implications for this in traditional finance, like moving to 24/7 trading, which has been a hot topic recently. A lot of that is inspired by the norms of crypto where it does trade 24/7. And so those who have their first investment experience with such a product expect it for, you know, whatever else they invest in. Um, so that's been something that has spilled over in traditional finance. And the other thing that I think might be something we see more of is a lot of these kind of crypto only trading venues where the younger generations have maybe had some of their first experiences trading crypto. You'll see some of them starting to get into offering traditional vehicles as well. And then of course you see some of these traditional outlets where you would've historically bought your stocks and bonds trying to offer crypto. So the barbell, like I said before, is kind of converging in the middle. And I think that people want both.

BERGER: I think they do want both. And, and then the 24/7 access, by the way, you know, just expecting stuff to trade 24/7, the younger generations just because they say that was their first experience. It's just a whole other, um, another thing. But I think it sounds to me like you're, you're kind of seeing similar stuff to what I'm seeing, which is that, you know, the dabbling experience first is important. You sounds like you did it, I certainly did it as well. You know, and I think that's, that gives you, uh, you know, a certain level of comfort as you kind of just play and, and, and, and kinda see how things, how things unfold and not going all in all the way right away with, with, with, with something like crypto.

LYNCH: I think be comfortable with whatever you get into and certainly use companies like Grayscale as a resource to get you there.

BERGER: Yeah. Let's talk, I want to quickly actually end on that. So you guys offer tremendous amount of resources. So grayscale.com, uh, I think is pretty self-explanatory from them, but there's a lot of great stuff here as you get. I, I love the crypto sector stuff. It breaks things down. You know, think about equity sectors, you think about, you know, technology sector, industrial sector, so on and so forth. You guys did, did a, a great job at classifying these cryptos in different, in different, uh, sectors. Um, other resources I should, uh, make people aware of, but I think educational is, is education, which of course is what we're doing here too, is really I think the name of the game when it comes to crypto before we get started.

LYNCH: Yeah. If you explore the website, there's a lot of different resources, not only the sectors, but also other white papers, podcasts, speaking engagements, all sorts of things that you can use to help just kind of start to understand. And then of course, contact us, like, we love to talk about this. I can talk about it all day long and I know many of my colleagues feel the same way. So don't be intimidated. Reach out and you can find our contact info on here if you do have a specific question.

BERGER: And I will say like, you know, so something like what you guys are doing is really helping kind of lower the hurdles that people have. Because I mean, I remember when I went through the, the sort of exploration and educational phase. You know, five years ago during COVID starting off mostly as out of boredom. Uh, as I mentioned before, but it was hard. Like it was tough to fight. And, and even the stuff I did find was from sources that, you know, weren't maybe as trustworthy as they could have been, although educational. So I think it, it, it's come a long way. So I I I, I thank you guys for, for, for making that more accessible to people and, and giving people that handhold from education. Thank you.

LYNCH: We appreciate it too.

BERGER: So, uh, look, I think, uh, that's, that's uh, should be very informational. Is there any, any last sort of, uh, thoughts you have for our audience, Krista?

LYNCH: Well, I would just thank you again for, for having me on here and like I said, I can't re reiterate enough that we're certainly open to helping with everyone on their crypto journey, wherever they are. Uh, whether that's starting or whether they've been in it for 10 years. And don't be afraid to reach out and certainly give us a call if there are any questions.

BERGER: I love it, Krista, thank you so much. Really appreciate it. So you guys can go check it out, grayscale.com. Again, just educational stuff here and, uh, we'll see you guys back here at the next Study Wealth podcast. Thanks for listening.

LYNCH: Thank you.

BERGER: Alright, perfect.

LYNCH: Okay.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.